EXHIBIT 99.15

Press Release

Total announces the payment terms of the final 2019 dividend following the Shareholders’ Meeting of May 29, 2020

Paris, May 29, 2020 – The Shareholders’ Meeting of TOTAL S.A., held today at its registered office under the chairmanship of Mr Patrick Pouyanné, declared a dividend of €2.68 per share for the financial year 2019. Given the first two interim dividends of €0.66 per share and the third interim dividend of €0.68 per share paid respectively on October 1st, 2019, January 8, 2020 and on April 1st, 2020, the remaining final 2019 dividend to be paid amounts to €0.68 per share.

The Shareholders’ Meeting also decided that shareholders will be given the option to receive payment of this final dividend in cash or in new shares of the Company, each choice being exclusive of the other.

The share price of new shares to be issued as payment of the final dividend is set at €28.80. This price is equal to 90% of the average opening prices of the shares for the twenty trading days preceding the Shareholders’ Meeting, reduced by the amount of the final dividend and rounded up to the nearest cent. The shares issued will carry immediate dividend rights, be admitted for trading on Euronext Paris and be fully assimilated with existing TOTAL shares.

If the amount of the final dividend for which the option is exercised does not correspond to a whole number of shares, the shareholders may opt to receive either the number of shares immediately above, by paying a cash adjustment on the day they exercise their option, or the number of shares immediately below, plus a balancing cash adjustment.

Shareholders and holders of American Depositary Shares (“ADS”) will be given the option to receive the dividend either in cash or in new shares, by instructing their financial advisors, according to the following timetable:

In 2020	Shareholders	ADS holders
Ex-dividend date	June 29	June 25
Period to opt in for the payment in new shares	July 1 to July 10 (inclusive)	June 29 to July 7 (inclusive)
Payment in cash or in new shares	July 16	July 23

About Total

Total is a broad energy Group, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and “Group” are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.